Ainos, Inc.
8880 Rio San Diego Drive, Ste. 800
San Diego, CA 92108

August 2, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ainos, Inc.
Registration Statement on Form S-1
(File No. 333-264527)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Ainos, Inc., a Texas corporation (the “Registrant”), hereby requests that the effectiveness of the registration statement on Form S-1 (File No. 333-264527), initially filed with the U.S. Securities and Exchange Commission on April 28, 2022, be accelerated so that the registration statement becomes effective at 5:00 p.m. Eastern Time on August 4, 2022, or as soon thereafter as practicable.

If you have any questions or comments, please contact Carol Stubblefield of Baker & McKenzie LLP at (212) 626-4729.

Very truly yours,

AINOS, INC.

By:  /s/ Chun-Hsien Tsai
Chun-Hsien Tsai
Chief Executive Officer